

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2014

Via E-Mail
Mr. Terry D. Peterson
Chief Financial Officer
Deluxe Corporation
3680 Victoria Street North
Shoreview, MN 55126

> **Re: Deluxe Corporation**
> **Form 10-K for the year ended December 31, 2013**
> **Filed February 28, 2014**
> **File No. 001-07945**

Dear Mr. Peterson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations, page 28, and
Segment Results, page 31

1. We note your discussion in MD&A of the various factors to which fluctuations in income statement line items are attributed. In addition to discussing the reasons for the changes in the various line items reflected in your income statements, you should also revise to quantify the reasons for the changes, particularly in circumstances where more than one factor is responsible for the change. For example, you state that certain increases were "primarily" attributed to one factor, and "partially offset" by another factor, or, you indicate, that "additionally", an increase was attributed to more than one factor without quantifying the impact of each factor. These disclosures should be presented in a manner so as to allow investors to discern the relative contribution of each of the multiple factors cited in your discussion to the total change. Please revise to separately quantify each

significant factor contributing to the change for each of the line items discussed within the results of operations section of MD&A.

2. In light of the materiality of your costs of products sold and costs of services to your overall results of operations, your limited discussion of such costs within your MD&A discussion of gross margin is not adequate to provide investors with an understanding of how changes in these costs impacted your gross margin and your overall results of operations. Additional discussion addressing cost fluctuations for each significant component comprising these costs of sales would provide your investors with an increased knowledge and depth of understanding necessary to properly understand changes in your costs of sales and consequently to evaluate your overall operating results. Please revise to discuss fluctuations for each material component of your costs of products sold and your costs of services. Your revised discussion should include quantification of the reasons for the change, and when more than one factor is responsible for a change, we would expect a separate explanation for each material factor resulting in the overall changes in costs of sales. Consideration should also be given to including a discussion of changes in costs of sales and their resultant impact on segment operating income in your MD&A discussion of the operating results for each of your segments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

  · the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  · the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned, at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Senior Assistant Chief Accountant